September 18, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NW

Washington, DC 20549

Attention: Jee Yeon Ahn

Robert Klein

RE: Lake Shore Bancorp, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2023

Form 10-Q for the Quarterly Period Ended June 30, 2024

File No. 000-51821

Ladies and Gentlemen:

This letter is respectfully submitted by Lake Shore Bancorp, Inc. (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission by letter dated September 5, 2024 (the “Comment Letter”), with respect to the above-referenced Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2023 and Form 10-Q for the Quarterly Period Ended June 30, 2024.

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in bold and italicized, followed by the responses of the Company. The responses set out below correspond to the numbered comments from the Staff.

Form 10-K for the Fiscal Year Ended December 31, 2023

Item 1. Business

Commercial Real Estate Loans

1.
We note that commercial real estate loans totaled $300.5 million and represented 53.8% of the Bank’s total loan portfolio and that the collateral for these loans are primarily in Erie and Chautauqua Counties. Further, we note that the property these loans consists of multi-family apartment complexes, office buildings, warehouses, hotels, restaurants, retail properties, mixed use properties, and self-storage units. Please revise your disclosures, in future filings, to further disaggregate the composition of your CRE loan portfolio by owner and non-owner occupied, as well as separately presenting the components of the portfolio by key borrower type (e.g., by office, retail, multi-family, hotel, restaurant, warehouse, etc.). This could be similar to, but not necessarily identical to, the detail you provide on slide 14 of Exhibit 99.1 of your 8-K dated May 22, 2024. In addition, to the extent that there are other characteristics (e.g., current weighted average and/or range of loan-to-value ratios, occupancy rates, etc.) material to an investor’s understanding of your CRE loan portfolio, include those details in future filings.

Company Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, commencing with the Company’s forthcoming Annual Report on Form 10-K for the year ending December 31, 2024, the Company will begin further disaggregating the composition of its commercial real estate loans by owner and non-owner occupied, as well as separately presenting the components of the portfolio by key borrower type. Other loan portfolio characteristics such as geographic concentrations, weighted average and/or range of loan-to-value ratios, and other characteristics, such as occupancy rates, will be evaluated by the Company and disclosed in future filings as such data becomes available and if such data, at the level of detail, provides material information to an investor’s understanding of the Company’s commercial real estate loan portfolio.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

2.
We note your disclosure of critical accounting estimates appear to relate to estimates in connection with the allowance for credit losses, securities valuation, and income taxes; however, your disclosure appears to only refer to disclosure of information within the financial statement footnotes. Instruction 3 to Item 303(b)(3) of Regulation S-K requires that critical accounting estimates must be provided in a format that facilitates easy understanding and that supplements, and does not duplicate, descriptions of accounting policies and other disclosure already provided in the Form 10-K. Please revise to explain why each critical accounting estimate is subject to uncertainty and, to the extent the information is material and reasonably available, how much each estimate and/or assumption has changed over a relevant period, and the sensitivity of the reported amounts to the material methods, assumptions and estimates underlying its calculation. Refer to Item 303(b)(3) of Regulation S-K.

Company Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, commencing with the Company’s forthcoming Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2024, the Company will enhance its disclosures to discuss qualitative and quantitative information necessary to understand the estimation uncertainty and the impact the critical accounting estimates have had or are reasonably likely to have on financial condition or results of operations. The disclosures will include a discussion of how much each critical accounting estimate has changed over the relevant period and the sensitivity of reported amounts to the underlying methods, assumptions, and estimates used in the underlying calculations, to the extent the information is material and reasonably available.

Form 10-Q for the Quarterly Period Ended June 30, 2024

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Asset Quality, page 36

3.
We note your disclosure of the credit ratios, such as allowance for credit losses as a percentage of total net loans, in accordance with Item 1405(a) of Regulation S-K. Please revise your disclosures, in future filings, to provide a discussion of the factors that drove material changes in these ratios, or the related components, during the periods presented. For example, discuss any factors, trends or reasons that caused the allowance for credit losses as a percentage of total loans or other ratios to increase or decrease from period to period. Refer to Item 1405(b) of Regulation S-K.

Company Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, commencing with the Company’s forthcoming Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2024, the Company will enhance its disclosures to provide discussion of the factors that drove material changes to credit related ratios, such as the Company’s allowance for credit losses as a percentage of total loans, during the periods presented. In particular, the enhanced disclosures will provide detail in regards to any factors, trends, or reasons that caused the allowance for credit losses as a percentage of total loans or other credit ratios to materially increase or decrease from period to period.

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The Company believes this letter provides a complete response to the Comment letter. If you have any questions regarding the foregoing or require additional information, please feel free to contact me at (716) 366-4070 x 1065.

Sincerely,

By: /s/ Taylor M. Gilden

Taylor M. Gilden

Chief Financial Officer & Treasurer